GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com
Via Edgar

October 20, 2024

Pearlyne Paulemon
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:         Cactus Acquisition Corp. 1 Limited

Revised Preliminary Proxy Statement on Schedule 14A

Filed October 7, 2024

File No. 001-40981

Dear Ms. Paulemon:

On behalf of our client, Cactus Acquisition Corp. 1 (the “Company”), we hereby provide a response to the comments issued in a letter dated October 18, 2024 (the “Staff’s Letter”) regarding the Preliminary Proxy Statement on Schedule 14A. Contemporaneously, we are filing a revised Preliminary Proxy Statement on Schedule 14A via Edgar (the “Amended Proxy Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy Statement, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

October 20, 2024 Page 2

Preliminary Proxy Statement on Schedule 14A Risk Factors

If we continue our life beyond 36 months from the closing of our IPO. . ., page 13

We acknowledge your revised disclosures in response to our prior comment 1. Please revise, including in the risk factor heading, to disclose that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the 36-month requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of your IPO registration statement, and that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on October 28, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. Please also further revise your disclosure to discuss additional consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, and any impact on your shareholders due to your securities no longer being considered “covered securities.”

Response: The Company has revised the disclosure on page 13 of the Amended Proxy Statement in accordance with the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner